UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

015384209
(CUSIP Number)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

February 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384209	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Ferrer Internacional, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 015384209	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sergio Ferrer-Salat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN/HC

CUSIP No. 015384209	13D	Page 4 of 7 Pages

Preamble

This Schedule 13D (the “Schedule 13D”) supersedes the Schedule 13G as last amended by Amendment No. 1 filed on February 12, 2016 by Grupo Ferrer Internacional, S.A. (“Grupo Ferrer”), relating to shares of Common Stock of Alexza Pharmaceuticals, Inc. (the “Issuer”).  This Schedule 13D is being filed because Grupo Ferrer may no longer qualify to file on Schedule 13G.  See Item 4 below.

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Shares”), of the Issuer.  The principal executive offices of the Issuer are located at 2091 Stierlin Court, Mountain View, CA 94043.

Item 2.  Identity and Background.

(a), (b), (f) This Schedule 13D is being jointly filed by the persons listed below, which are collectively referred to herein as the “Reporting Persons”:

1)	Grupo Ferrer, a sociedad anonima incorporated under the laws of Spain; and

2)	Sergio Ferrer-Salat, as controlling shareholder of Grupo Ferrer.

Grupo Ferrer is a pharmaceutical company.  The executive officers of Grupo Ferrer are Sergio Ferrer-Salat, Jordi Ramentol, Antoni Villaró, Ernest Domènech, Joan Fanés.  The members of the Board of Directors of Grupo Ferrer are Sergio Ferrer-Salat, Jose Vilarasau, Jorge Ramentol and Juan Fanes.

Each Reporting Person that is a natural person and each other natural person listed above is a citizen of Spain.

(c) The address of Grupo Ferrer’s principal office and the business address of each other Reporting Person and of each other natural person listed above is Avenida Diagonal 549, 5th Floor, E-08029 Barcelona, Spain.

(d), (e) During the last five years, none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the other natural person listed above who is not otherwise a Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

This Schedule 13D has been filed pursuant to Rule 13d-1(e) and not in connection with any acquisition of Common Shares.

Item 4.  Purpose of Transaction.

On October 5, 2011, Grupo Ferrer and the Issuer entered into a commercial partnership pursuant to a Collaboration, License and Supply Agreement (the “ADASUVE Agreement”) to commercialize the inhalation therapy ADASUVE (Staccato Ioxapine) in certain territories.  On March 5, 2012 and October 24, 2014, Grupo Ferrer and the Issuer entered into amendments to the ADASUVE Agreement, which eliminated certain milestone payments in exchange for Grupo Ferrer’s purchase of Common Shares.  Pursuant to these amendments, Grupo Ferrer acquired an aggregate 2,366,935 Common Shares.  On September 28, 2015, the Issuer issued a Promissory Note to Grupo Ferrer, pursuant to which it issued 125,000 Common Shares to Grupo Ferrer (the “Promissory Note”).

On February 15, 2016, Grupo Ferrer and the Issuer entered into a non-binding letter of intent (the “Letter of Intent”) with respect to Grupo Ferrer’s proposed acquisition of all outstanding Common Shares.  The Letter of Intent does not constitute a binding agreement to consummate such acquisition and it entitles Grupo Ferrer to terminate discussions at any time in its sole discretion. There can be no assurance that such acquisition will be agreed to or consummated. The Reporting Persons do not undertake to amend this Schedule 13D to reflect discussions with the Issuer regarding the proposal made in the Letter of Intent until such time, if any, as a definitive agreement is reached.

CUSIP No. 015384209	13D	Page 5 of 7 Pages

The Reporting Persons may enter into discussions with other shareholders, the Company, industry participants and third parties in connection with all or some of the matters referenced in this Item 4. The Reporting Persons intend to review their investment in the Common Shares on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of its discussions with the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Issuer, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of the Issuer that are based upon or relate to the value of the Common Shares or the Issuer (collectively, “Securities”) in the open market, privately negotiated transactions or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

(a), (b) Grupo Ferrer is, and Sergio Ferrer-Salat may be deemed, the beneficial owner of 2,366,935 Common Shares, representing 12.1% of the outstanding Common Shares.  Each Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of such Common Shares.  The Reporting Persons’ ownership percentage is calculated based upon 19,577,729 Common Shares outstanding as of December 31, 2015, as provided by the Issuer.

(c) None of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the natural persons listed above who is not otherwise a Reporting Person, has effected any transaction in Common Shares during the past sixty (60) days.

(d) This item is not applicable.

(e) This item is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description under Item 4 of the ADASUVE Agreement, each applicable amendment thereto, the Promissory Note and the LOI are herein incorporated by reference.

CUSIP No. 015384209	13D	Page 6 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Title

99.1	Non-Binding Letter of Intent, dated as of February 15, 2016, by and between Grupo Ferrer Internacional, S.A. and Alexza Pharmaceuticals, Inc. (1)

99.2	Collaboration, License and Supply Agreement, dated as of October 5, 2011, by and between Alexza Pharmaceuticals, Inc. and Grupo Ferrer Internacional, S.A. (2), (6)

99.3	Amendment to Collaboration, License and Supply Agreement, dated as of March 5, 2012, by and between Alexza Pharmaceuticals, Inc. and Grupo Ferrer Internacional, S.A. (3), (6)

99.4	Third Amendment to Collaboration, License and Supply Agreement, dated as of October 24, 2014, by and between Alexza Pharmaceuticals, Inc. and Grupo Ferrer Internacional, S.A. (4), (6)

99.5	Promissory Note, dated as of September 28, 2015, issued by Alexza Pharmaceuticals, Inc. to Grupo Ferrer Internacional, S.A. (5), (6)

99.6	Joint Filing Agreement, dated as of February 26, 2016, by and between Grupo Ferrer Internacional, S.A. and Sergio Ferrer-Salat

(1) Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Such portions have been omitted pursuant to a request for confidential treatment.

(2) Incorporated by reference to Exhibit 10.33.1 to Form 10-K, as filed by Alexza Pharmaceuticals, Inc. with the SEC on 3/12/2012.

(3) Incorporated by reference to Exhibit 10.33.2 to Form 10-K, as filed by Alexza Pharmaceuticals, Inc. with the SEC on 3/12/2012.

(4) Incorporated by reference to Exhibit 10.21.4 to Form 10-K, as filed by Alexza Pharmaceuticals, Inc. with the SEC on 3/31/2015.

(5) Incorporated by reference to Exhibit 10.1 to Form 8-K, as filed by Alexza Pharmaceuticals, Inc. with the SEC on 9/28/2015.

(6) Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Such portions have been omitted pursuant to a request by the Issuer for confidential treatment.

CUSIP No. 015384209	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 26th day of February, 2016.

GRUPO FERRER INTERNACIONAL, S.A.

/s/ Jorge Ramentol Massana
JORGE RAMENTOL MASSANA / Chief Executive Officer

SERGIO FERRER-SALAT

/s/ Sergio Ferrer-Salat